[LATHAM & WATKINS LETTERHEAD]

September 28, 2005

VIA EDGAR AND VIA HAND DELIVERY

Donald C. Hunt, Esq.
Attorney-Advisor
Office of Electronics and Machinery
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	New Athletics, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed September 28, 2005 File No. 333-126098

Dear Mr. Hunt:

        On behalf of New Athletics, Inc. ("New Athletics" or "Newco") and in response to the letter from Russell Mancuso, Branch Chief, dated September 16, 2005 (the "Comment Letter") and addressed to Mr. Jerauld J. Cutini, Chief Executive Officer of Newco, enclosed herewith is Amendment No. 2 to Newco's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on June 24, 2005, as amended by Amendment No. 1 to Newco's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 26, 2005 (collectively, the "Registration Statement"). We will separately deliver to you four copies of Amendment No. 2 to the Registration Statement, marked to show changes made in response to the Comment Letter.

        For ease of review, we have set forth the numbered comments of the Comment Letter and Newco's responses thereto.

Summary

1.
We note your response to comment 11; however, it appears that some circumstances may cause the reduction to be material. For example, a reduction affecting the number of shares outstanding to the point that it affects the market liquidity for the shares. Therefore, we reissue the last sentence of the comment.

  Response:    Although a reduction of the Trikon exchange ratio would reduce the aggregate number of shares of Newco common stock outstanding following the completion of the merger transaction, it does not necessarily follow that any such reduction would have any effect on the market liquidity for the shares of Newco common stock after the completion of the merger transaction, nor would it be possible to quantify any such potential reduction in liquidity even if it were to occur. Under Section 251 of the General Corporation Law of the State of Delaware (the "DGCL") by which the merger agreement is governed, the only circumstances under which a resolicitation of stockholder approval is required after a merger agreement has been adopted by the requisite vote of the stockholders of each of the constituent entities to the merger is in the event of certain amendments to the merger agreement. Under the terms of the merger agreement, the Trikon and Aviza boards of directors may change the exchange ratio under the narrow circumstances described in the Registration Statement without amending the merger agreement. Therefore, a resolicitation of stockholder approval will not be required under the DGCL if the Aviza and Trikon boards of directors determine to change the exchange ratio under the narrow circumstances described in the Registration Statement. In addition, neither the terms of the merger agreement nor any other provision of applicable law requires Trikon to resolicit its stockholders' approval of the merger transaction in the event that the Trikon and Aviza boards of directors agree to change the Trikon exchange ratio pursuant to the terms of the merger agreement, and as a result, Trikon will not resolicit stockholder votes in the event that the Trikon and Aviza boards of directors agree to change the Trikon exchange ratio.

Questions and Answers About the Merger Transaction, page 1

2.
We note your response to prior comment 8. Please revise your disclosure here to quantify the expected benefits.

  Response:    Newco has revised the disclosure on pages 3, 4 and 6 in response to the Staff's comment.

What will Trikon and Aviza stockholders receive in the merger transaction?, page 2

3.
Revise your disclosure to reflect the substance of your response to the first sentence of prior comment 12.

  Response:    Newco has revised the disclosure on pages 2 and 3 in response to the Staff's comment.

4.
Please revise your amendment in response to comment 13 to clarify why the boards did not intend for the series B to convert into the right to receive merger consideration. It remains unclear why the board, while negotiating a merger, would also negotiate an agreement that provides affiliates preferential treatment in the merger. Also, from the disclosure on page 195, it remains unclear how the parties valued of the license that was purchased with the proceeds from the Series B and how those payments were considered during the negotiation of the merger.

  Response:    Newco has revised the disclosure on page 3 in response to the Staff's comment. Newco advises the Staff that neither Mr. Cutini nor any affiliate of VantagePoint is receiving preferential treatment in the merger transaction on account of their ownership of Aviza series B preferred stock or series B-1 preferred stock. To the contrary, neither Mr. Cutini nor any affiliate of VantagePoint is receiving any merger consideration whatsoever on account of their shares of Aviza series B preferred stock and series B-1 preferred stock.

  Newco also advises the Staff that the JDA between Trikon and Aviza is completely unrelated to the merger transaction. The parties' valuation of the license that Aviza purchased with the proceeds from Aviza's issuance of its series B preferred stock was the result of arms'-length negotiations between the parties, and the payment terms of the JDA were not considered by Trikon and Aviza in negotiating the merger transaction.

How will Trikon and Aviza warrants and stock options. .., page 3

5.
We note your response to comment 14; however, in the summary, please disclose the aggregate value to be received by each affiliate due to the accelerated options.

  Response:    Newco has revised the disclosure on pages 3 and 6 in response to the Staff's comment.

Under what circumstances, page 6

6.
Clarify how you will know the trading price of Newco stock.

  Response:    Newco has revised the disclosure on page 6 in response to the Staff's comment.

Will Trikon stockholders recognize a taxable gain or loss for U.S. federal income tax purposes. .., page 9

7.
We note your response to comment 18; however, the obligations you have undertaken voluntarily in the merger agreement are separate from your obligation to provide shareholders unequivocal disclosure of the tax consequences in your prospectus. Therefore, we reissue the comment.

  Response:    Newco has revised the disclosure on page 9 and in the section entitled "Material U.S. Federal Income Tax Consequences" beginning on page 125 in response to the Staff's comment.

Risk Factors, page 14

Newco will depend upon sole suppliers for certain key components, page 24

8.
We reissue the first sentence of prior comment 19. Disclose the percentage of your revenues from the sale of products related to key components available only from single or limited sources.

  Response:    Although it is impracticable for Newco to quantify the percentage of its revenues that will come from the sale of products that contain key components that are available only from a single source or limited sources, in response to the Staff's comment, Newco has revised the disclosure on page 24 to state that "substantially all" of Trikon's and Aviza's revenues have come from the sale of such products.

Each of Trikon and Aviza, page 26

9.
Please provide us a legal analysis as to whether New Athletics will be a successor issuer under Rule 12g-3. We may have further comment on your response to comment 20 at that time.

  Response:    Newco will respond to the Staff's comment under separate cover.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Trikon, page 32

Comparison of the Three and Six Months, page 34

10.
Please discuss the reasons for the change in revenue during the periods.

  Response:    Newco has revised the disclosure on page 34 in response to the Staff's comment.

11.
Explain how you reduced costs as mentioned in your gross margin discussion. From your revised disclosure, investors should be able to evaluate the permanence of the reductions and the potential effects on your competitive position.

  Response:    Newco has revised the disclosure on page 35 in response to the Staff's comment.

Comparison of the Years Ended December 31, 2004 and 2003, page 37

Gross Margin,,page 37

12.
Please refer to prior comment 21. We note your response to our comment and see that you deferred revenue related to retentions of $1.9 million and $5.1 million for the years ended December 31, 2004 and 2003, respectively. Please revise this section of your filing to more clearly identify the gross margin related to this retention that was recognized as revenue and its impact on your change in gross margins for 2004, 2003 and the 2005 interim period. Please also consider the need to revise any other sections of your Management's Discussion and Analysis which include discussion of changes in gross margin.

  Response:    Newco has revised the disclosure on pages 35, 38 and 40 in response to the Staff's comment.

Legal proceedings, page 50

13.
We reissue the second sentence of prior comment 25. Revise your disclosure to quantifying the relief sought in the pending litigation. If you believe that such disclosure, standing alone, may be misleading to the investing public, revise the disclosure to include facts that make the disclosure not misleading.

Response:    Newco has revised the disclosure on page 51 in response to the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Aviza and Its Predecessor, page 53

14.
We note your response to prior comment 27. Please file the February 2002 license agreement as an exhibit to your registration statement. We note that Aviza recognized net sales related to the license of $15.2 million for the nine-month period ended June 24, 2005. We further note the risk factor on page 18.

  Response:    The February 2002 license agreement has been filed as Exhibit 99.11 to the Registration Statement in response to the Staff's comment.

Liquidity, page 67

15.
Please clarify the duration of the waiver and how you intend to regain compliance. File the waiver as an exhibit.

  Response:    Newco has revised the disclosure on page 68 in response to the Staff's comment. Newco advises the Staff that under the terms of the Amendment No. 3 to Credit Agreement entered into by and between Aviza and Bank of America, N.A. ("Amendment No. 3"), Aviza is currently in compliance with the debt covenants under its revolving line of credit with Bank of America. Newco further advises the Staff that Amendment No. 3 is filed as Exhibit 10.21 to the Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 82

16.
Please refer to Prior comment 32. We note your response to our comment. However, we see that you have eliminated Aviza's accounts payable of $2 million and Trikon's revenue of $2 million related to the license agreement but have continued to report the license agreement as a $4 million intangible asset for New Athletic. Please tell us the accounting basis for recognizing an intangible asset created by transactions between related parties which were otherwise eliminated in the pro forma financial statements as intercompany transactions. Revise the filing as necessary based on our comment. We may have further comments after reviewing your response and revisions.

  Response:    Newco advises the Staff that it believes the license agreement entered into between Trikon and Aviza is a separate contract and not linked to the merger agreement for the following reasons:

    (a)
    Each contract is not cancelable if the other contract is not acted upon.

    (b)
    Each contract is not contingent on the other—i.e., each party does not have to agree to one contract in order to agree to the other contract.

    (c)
    The payments under the license agreement are nonrefundable, and there are no terms in the license agreement linking payments back to the timing of the merger transaction.

    (d)
    Aviza entered into the license agreement to ensure access to Trikon's technology should the merger transaction not occur.

  Based upon the above, under Article 11 of Regulation S-X, the pro forma financial statements were prepared as follows:

    (a)
    For pro forma income statement purposes, if the merger transaction were to have occurred at the beginning of the year, or period ended June 24, 2005, Trikon would not have recognized the first $2 million payment as revenue, and therefore, this amount was eliminated for pro forma purposes.

    (b)
    For pro forma balance sheet purposes, had the transaction closed on June 24, 2005, the payable on Aviza's balance sheet for the second $2 million license payment would be eliminated because at that point the companies would be related parties. Aviza believes the treatment in the pro forma income statements and pro forma balance sheet for the two $2 million payments would be treated the same for pro forma purposes if the contracts were not considered to be separate contracts.

    (c)
    The $4 million intangible asset that was recorded on Aviza's balance sheet for this license was treated as a separate asset of Aviza that was acquired from a third party prior to the merger transaction due to the conclusion that the two contracts are separate. However, had it been determined that these two contracts should be combined because they were not considered to be two separate agreements, the $4 million paid by Aviza for this license would have been considered to be additional purchase price, and a portion of the purchase price would have been allocated to this technology, which fair value would have been similar to the $4 million payment under the license agreement.

Trikon Special Meeting, page 93

Proposal One—The Merger. Transaction, page 97

17.
We note your revised disclosure on page 99 stating that Hultquist provided Trikon's board with a summary of "broad alternatives, including remaining a standalone company or pursuing a business combination with Aviza" (emphasis added). If alternatives other than remaining a standalone company or pursuing a business combination with Aviza were presented, disclose them. If no other alternatives were proposed, revise your disclosure to make this clear.

  Response:    Newco has revised the disclosure on page 100 in response to the Staff's comment.

18.
We note your response to prior comment 37. Please provide us with a detailed legal analysis of why the reports you cite are not subject to Item 4(b) of Form S-4.

  Response:    While Newco respectfully maintains that the information presented to the Trikon board of directors does not constitute a "report" of the type contemplated by Item 4(b) of Form S-4, in response to the Staff's comment, Newco has revised the disclosure beginning on page 118 to provide a summary of the financial and strategic advice provided to the Trikon board of directors by Hultquist Capital in advance of the Trikon board of directors' meeting held on March 10, 2005.

Trikon's reasons, page 107

19.
Please continue your revisions in response to comment 39. For example, it remains unclear what "detailed financial analyses" the board reviewed separate from the financial advisor's analysis mentioned in another bullet point.

  Response:    Newco has revised the disclosure on page 109 in response to the Staff's comment.

Opinion of Adams Harkness, Inc., page 110

20.
We note your response to prior comment 41. Please revise your disclosure on page 114 to explain how Adams Harkness determined that the range of implied values to be received for each share of Trikon common stock determined by the peer group companies' and small cap peer group companies' multiples supported the determination that the exchange ratio was fair.

  Response:    Newco has added the disclosure to page 115 that was discussed with Donald Hunt in a telephone conference held on September 21, 2005.

21.
Please clarify how the 1-for-1 assumption rather than the .333 exchange ratio affects the analyses in pages 114 and 116.

  Response:    Newco has revised the disclosure on pages 115 and 117 in the manner discussed with Donald Hunt in a telephone conference held on September 21, 2005.

Limitations, page 116

22.
Revise the first sentence to clarify whether the disclosure reflects all material analyses.

  Response:    Newco has revised the disclosure on page 118 in the manner discussed with Donald Hunt in a telephone conversation on September 21, 2005. In addition, Adams Harkness supplementally confirms that the disclosure contained in the section entitled "Opinion of Adams Harkness, Inc." beginning of page 111 reflects all material analyses used in forming their opinion.

Trikon Technologies, Inc. Consolidated Financial Statements for the Fiscal Year-Ended December 31, 2004, page F-1

Demonstration Systems, page F-8

23.
Please refer to prior comment 68. Please confirm that none of the demonstration systems expected to be sold and to be classified as inventory on Newco's pro forma balance sheet will be subject to depreciation. If not the case, tell us why that would be acceptable and compliant with generally accepted accounting principles. Also, tell us why demonstration systems classified as inventory qualify for current asset classification.

  Response:    Newco advises the Staff that the demonstration systems expected to be sold and to be classified as inventory in its pro forma balance sheet will not be subject to depreciation. Additionally, the demonstration systems classified as inventory qualify as current assets as it is Newco's intention to sell these systems within the next year.

Trikon Technologies, Inc. Condensed Consolidated Financial Statements for the Fiscal Quarter-Ended June 30, 2005, page F-24

Condensed Consolidated Statements of Operations (Unaudited), page F-25

24.
Please refer to prior comment 64. We see you label your Condensed Consolidated Statements of Operations and Statements of Cash Flows for the six months ended June 30, 2004 as "restated." We also see the reference to Note A at your December 31, 2004 Condensed Consolidated Balance Sheet as well as the discussion in Note A related to the restatements. Since these restated amounts were not included in a filed amendment to your June 30, 2004 Form l0-Q, please revise the filing to provide all the disclosures required by APB 20 for the six months ended June 30, 2004.

  Response:    Newco respectfully submits that the disclosures required by APB 20 have already been disclosed by Trikon in previous filings. Paragraph 37 of APB 20, which addresses disclosures required when reporting a correction of an error in previously issued financial statements, states that: "The nature of an error in previously issued financial statements and the effect of its correction on income before extraordinary items, net income, and the related per share amounts should be disclosed in the period in which the error was discovered and corrected. Financial statements of subsequent periods need not repeat the disclosures." All disclosures around the nature of the error have been reported previously in Trikon's amended Annual Report of Form 10-K/A filed May 27, 2005. However, due to the fact that Trikon did not re-file Forms 10-Q for the periods affected, the impact on the six months ended June 30, 2004 has never been specifically disclosed. As such, Newco has revised the disclosure on page F-27 to clarify the impact of the restatement on the results of operations for the six months ended June 30, 2004.

Consolidated Financial Statements of Aviza, page F-32

Report of Independent Registered Public Accounting Firm, page F-32

25.
We note the opinion paragraph of this report indicates "In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 24, 2005, September 24, 2004 and October 9, 2003 and the results of its operations and its cash, flows for each of the three years in the period ended September 24, 2004 and the nine months ended June 24, 2005 in conformity with accounting principles generally accepted in the United States of America." It does not appear to us the reference to the three year period ended September 24, 2004 is proper. Please tell us why the reference to the three year period is proper or revise the report to opine on the actual reporting periods presented and audited. We may have further comments after reviewing your response and revisions.

  Response:    Newco advises the Staff that the opinion has been revised to reflect the three periods being opined upon by Aviza's independent registered public accounting firm.

2. Significant Accounting Policies, page F-37

Revenue Recognition, page F-38

26.
Please refer to prior comment 75. Please tell us the balance sheet line item that includes the deferred costs referenced in your comments. Confirm you have complied with the disclosure requirements of Rule 5-02 of Regulation S-X with respect to such costs.

  Response:    Newco advises the Staff that deferred costs are included in "Prepaid expenses and other current assets" in Aviza's consolidated balance sheets. Aviza has complied with the disclosure requirements of Rule 5-02 of Regulation S-X by breaking out these costs in footnote 5 to Aviza's notes to the consolidated financial statements.

Related Party Transactions, page F-59

27.
Please refer to prior comment 77. We noted your response and subsequent amendment to the filing but do not see how you have addressed our prior comment. Please revise the filing to include a management's assertion, if true, that the cost allocation methods used were reasonable. Also, note where an interest charge on intercompany debt has not been provided, the filing should include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period for which an income statement is required. The analysis of the intercompany accounts often takes the form of a listing of transactions (e.g., the allocation of costs to the subsidiary, intercompany purchases, and cash transfers between entities) for each period for which an income statement was required, reconciled to the intercompany accounts reflected in the balance sheets.

  Response:    Newco advises the Staff that Aviza has included in footnote 16 in its notes to consolidated financial statements a statement that management believes the cost allocation methods used were reasonable.

  Newco also advises the Staff that the Thermal business of ASML was not a separate legal entity of ASML, but rather a business that was embedded in several of ASML's legal entities. Therefore, when Aviza acquired the Thermal business, the activity from this business was carved out of many of ASML's existing legal subsidiaries. There were no intercompany receivables, payables or debt related to the Thermal business that was acquired by Aviza. Therefore, Aviza is not able to provide an analysis of intercompany accounts in footnote 16.

Tax Consequences, page 121

28.
Given your response to comment 44, it is unclear why you do not explain in the prospectus why the transaction is not taxable to option holders.

  Response:    Newco is not explaining in the proxy statement/prospectus why the transaction is not taxable to option holders because Newco is not providing the proxy statement/prospectus to option holders.

Employment and Compensation, page 124

29.
We note your response to comment 45. Please tell us whether the disclosure will be provided before the registration statement is effective. If not, please disclose the material terms of the agreements as they are currently being negotiated.

  Response:    Newco has revised the disclosure on pages 129 and 149 in response to the Staff's comment.

Amendment and waiver, page 139

30.
We note the disclosure in response to comment 47; however, it is unclear how the events in the second paragraph could not lead to a resolicitation.

  Response:    Newco has revised the disclosure on page 145 in response to the Staff's comment.

Proposal Three, page 188

31.
The instruction you cite in response 61 addresses whether the information about the new plan must be included in the disclosure regarding Item 201(d); it does not eliminate the need to provide the disclosure required by Item 201(d) as it applies to other plans. Therefore, we reissue the comment.

  Response:    Newco has revised the disclosure beginning on page 124 in response to the Staff's comment.

Exhibits

32.
Please file complete exhibits with all attachments. For example, we note the missing exhibits mentioned in exhibit 99.8.

  Response:    Newco has re-filed Exhibit 99.8 to the Registration Statement to include Exhibit A thereto in response to the Staff's comment. Newco advises the Staff that Exhibit B to Exhibit 99.8 to the Registration Statement has already been filed as Exhibit 99.9 to Amendment No. 1 to the Registration Statement.

33.
Please file an opinion regarding the tax consequences of the transaction, not the accuracy of your disclosure.

  Response:    Newco has re-filed Exhibit 8.1 to the Registration Statement in response to the Staff's comment. Newco advises the Staff that a final, dated and signed opinion will be filed by subsequent amendment.

34.
Please file an opinion that does not assume conclusions of law which are a necessary requirement of the example opinion. For example, we note the assumption regarding the effectiveness of the merger under state law. See also rule 436(f).

  Response:    Newco has re-filed Exhibit 8.1 to the Registration Statement in response to the Staff's comment. Newco advises the Staff that a final, dated and signed opinion will be filed by subsequent amendment.

Exhibit 5.1

35.
We request that Latham & Watkins LLP confirm to us in writing that it concurs with our understanding that the reference and limitation to "the General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file this confirmation as correspondence via the EDGAR system.

  Response:    Newco has filed as correspondence via the Edgar system a letter from Latham & Watkins LLP confirming the Staff's understanding in response to the Staff's comment.

36.
Please file a final, dated and signed opinion.

Response:    Newco advises the Staff that a final, dated and signed opinion will be filed by subsequent amendment.

37.
Please file opinions which cover all securities included in the fee table, including the options.

  Response:    Because Newco has removed the Newco stock options from the fee table of the Registration Statement, the Exhibit 5.1 opinion now covers all securities included in the fee table.

Exhibit 99.7

38.
We note your response to prior comment 85. Please revise your form of proxy so that Proposal 2 appears on the same page as Proposals 2A-2E.

  Response:    Trikon has revised the form of proxy in response to the Staff's comment, and Newco has re-filed Exhibit 99.7 to the Registration Statement.

********************

        We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8277 or Errol Hunter at (415) 395-8067 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ ANDREW S. WILLIAMSON
Andrew S. Williamson of LATHAM & WATKINS LLP
Enclosures.
cc:	Jerauld J. Cutini, Aviza Technology, Inc.
Patrick C. O'Connor, Aviza Technology, Inc.
John Macneil, Trikon Technologies, Inc.
Christopher L. Kaufman, Latham & Watkins LLP
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, Professional Corporation